UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-3880
NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Full title of the Plan)
NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)
6363 Main Street, Williamsville, New York 14221
(Address of principal executive office)

REQUIRED INFORMATION
1.	Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

See accompanying Index on next page.

2.	Signatures

3.	Exhibit

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page
Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4 - 12

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of December 31, 2009	13

Report of Independent Registered Public Accounting Firm
To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees
We have audited the accompanying statements of net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Bonadio & Co., LLP
June 24, 2010
Williamsville, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

Assets:
Investments at fair value:
National Fuel Gas Company Employee Stock Ownership Plan (ESOP) Fund	$127,486,995	$80,017,420

Vanguard 500 Index Fund	38,746,773	31,292,575

Vanguard Retirement Savings Trust	17,739,498	16,013,738

Vanguard Total Bond Market Index Fund	17,003,823	15,671,130

Vanguard Prime Money Market Fund	8,328,750	7,877,263

Vanguard Extended Market Index Fund	7,796,482	4,961,834

Vanguard European Stock Index Fund	7,747,864	5,870,766

Vanguard STAR Fund	7,553,569	5,055,816

Vanguard Pacific Stock Index Fund	3,708,822	2,881,884

Participant Loan Account	2,536,291	2,219,317

	238,648,867	171,861,743
Receivables:
Employer Contributions	285,122	268,640

Participant Contributions	1,727	5,483

Dividends Receivable	56,129	53,216

Total Assets	238,991,845	172,189,082

Liabilities:
Dividends Payable to Participants	56,129	53,216

Net Assets Available for Benefits at Fair Value	238,935,716	172,135,866

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(383,498)	209,352

Net Assets Available for Benefits	$238,552,218	$172,345,218

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	December 31,
	2009	2008

Investment Income From National Fuel Gas Company ESOP Fund	$3,382,315	$3,157,401

Interest and Dividend Income	615,554	800,114

Investment Income from Mutual Funds	2,135,431	2,829,021

Total Investment Income	6,133,300	6,786,536

Net Appreciation (Depreciation) in Fair Value of Investments	60,813,758	(69,182,723)

Employer Contributions	3,334,511	3,149,859

Participant Contributions	6,978,024	6,992,841

Participant Purchase and Loan Fees	(3,751)	(10,980)

Rollovers and Other Individual Transfers In	789,935	323,481

Dividend Payments to Participants	(220,498)	(187,167)

Benefit Payments to Participants or Beneficiaries	(11,618,279)	(14,977,998)

Increase (Decrease) In Net Assets Available for Benefits	66,207,000	(67,106,151)

Net Assets Available for Benefits:
Beginning of Year	172,345,218	239,451,369

End of Year	$238,552,218	$172,345,218

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN
     General:
     The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
     During 2003, the Board of Directors of National Fuel Gas Company approved the merger of the National Fuel Gas Company Employees’ Thrift Plan (the “Thrift Plan”) into the Plan, in part, and into another plan, in part. Specifically, the account balances contained in the Thrift Plan’s Government Bond Fund and the Pooled Investment Contract Fund were merged into the Plan. The account balances containing the employer directed investment fund of the Thrift Plan, which consisted of National Fuel Gas Company Common Stock, were merged into another plan. The merger was effective as of August 1, 2003. Funds previously invested in the Government Bond Fund were initially invested in the Vanguard Total Bond Market Index Fund, and funds previously invested in the Pooled Investment Contract Fund were initially invested in the Vanguard Retirement Savings Trust. Former Thrift Plan participants have the option to move these funds into other investment options offered by the Plan and retain the same rights and features of the former Thrift Plan. Former Thrift Plan funds are kept separate from any funds that a participant invests directly into the Plan.
     Effective July 1, 2003, an additional Retirement Savings Account benefit was provided to certain participants in the Plan. Participants should refer to the Plan document for more complete information.
     Effective September 28, 2007, the Plan was amended such that the portion of the Trust invested in National Fuel Gas Company Stock Fund A and National Fuel Gas Company Stock Fund B was designated as an Employee Stock Ownership Plan (“ESOP”). The ESOP portion of the Plan is intended to be a stock bonus plan as defined in Treasury Regulations section 1.401-1(b)(1)(iii) and a non-leveraged employee stock ownership plan under the requirements of sections 401(a) and 4975(e) of the Internal Revenue Code. Cash dividends paid with respect to shares of stock held in the ESOP as of the record date for such dividends shall be, at the election of the participant or beneficiary, either (i) paid or distributed in cash to the participant or beneficiary, or (ii) paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock. Except with respect to hardship withdrawals, if a participant or beneficiary fails to make a proper election with respect to a dividend, the participant or beneficiary shall be deemed to have elected to have the dividend paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock.
     Eligibility and Participation:
     Originally, the Plan was established for the benefit of professional, administrative or executive (i.e. salaried) employees of National Fuel Gas Company and its participating subsidiaries (the Company). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. New employees must complete 1,000 hours of employment and have attained age 21 in order to become eligible to participate. There are four groups of non-union employees who are eligible to participate in the Plan. Employer contributions vary by group and employee’s years of service and contribution. Certain Plan participants who have completed 12 months of employment, including at least 1,000 hours of service, attained age 21, and whose first hour of service with the Company is credited on or after July 1, 2003 are eligible for the Retirement Savings Account benefit. Effective as of July 1, 2005, part-time employees known as “Customer Support Representative I” or “Customer Support Representative II” are not eligible to make salary reduction contributions to the Plan.

     Contributions:
     Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 50%. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants’ behalf. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. In addition, the Company makes an employer matching contribution that ranges from 1% to 6% of the participant’s base salary, depending on their participant group, years of service and rate of salary reduction contributions. Beginning January 2004, participants eligible for the Retirement Savings Account benefit received a Company contribution of 2% or 3% of the participant’s compensation (in addition to any employer matching contribution under the Plan), depending on the participant’s years of service. Starting in August 2009, the participants eligible for the Retirement Savings Account benefit began receiving a Company contribution of 2%, 3% or 4% of the participant’s compensation (in addition to any employer matching contributions under the Plan), depending on the participant’s years of service. The Company contribution in the Retirement Savings Account is participant directed and can be directed into any of the Plan’s investment options except for the Common Stock of National Fuel Gas Company.
     “Base salary” is defined in the Plan generally to mean a participant’s base annual salary for a payroll period. An individual participant’s salary reduction contributions to the Plan are subject to ceilings imposed by the Internal Revenue Service. However, the Company matching contributions are not subject to such ceilings. The ceiling was $15,500 for 2008, and increased to $20,500 for 2008 if a participant is age 50 or over. The ceiling is $16,500 for 2009 and 2010. If a participant is age 50 or over, the ceiling increases to $22,000 for 2009 and 2010.
     Participants’ accounts, including all salary reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable. Participants’ accounts within the Retirement Savings Account are 100% vested following five years of service for all pre-January 1, 2007 employer contributions, and following three years of service for all employer contributions thereafter. Forfeitures may be used to reduce Company contributions. Forfeitures amounted to $1,205 for the year ended December 31, 2009. These forfeitures were not used to reduce Company contributions. There were no forfeitures for the year ended December 31, 2008. Cumulatively, unused forfeitures amounted to $8,486 and $7,240 at December 31, 2009 and 2008, respectively.
     Employer Matching Contributions:
     Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company (National Fuel Gas Company ESOP Fund). This fund also maintains a small cash position in the Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his/her interest in this fund.
     Participants may exchange all or a portion of their National Fuel Gas Company common stock (National Fuel Gas Company ESOP Fund) for an interest in another fund.
     Withdrawals, Loans and Distributions:
     Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan’s limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with certain Plan rules. In certain cases, participants may postpone receipt of Plan distributions.
     Former Thrift Plan Participants may, at any time, withdraw the entire value of those amounts transferred to the Plan.
     Participant Accounts:
     Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

     Administration:
     A Tax-Deferred Savings Plan Committee appointed by the Chief Executive Officer of the Company is the Administrator of the Plan. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company (Vanguard).
     Plan Termination:
     The Company reserves the right in its discretion to amend, suspend, or terminate the Plan at such time as it deems appropriate, subject to the provisions of ERISA. In the event that the Plan is terminated, participants are entitled to all salary reduction contributions, employer matching contributions and earnings thereon within their accounts. Participants with a Retirement Savings Account are entitled to the vested portion of such account.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting:
     The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP).
     As described in Financial Accounting Standards Board (FASB) authoritative guidance regarding the reporting of fully benefit-responsive investment contracts held by a defined-contribution plan, fully benefit-responsive investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common/collective trust. As required by the authoritative guidance, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
     Investment Valuation and Income Recognition:
     Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in investment income.
     Risks and Uncertainties:
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
     Use of Estimates:
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Administrative expenses:
     Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $32,526 and $32,618 for services rendered in connection with the Plan and Trust for the years ended December 31, 2009 and December 31, 2008, respectively. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.
     Payments of Benefits:
     Benefit payments to participants are recorded upon distribution.
NOTE 3 — FAIR VALUE MEASUREMENTS
     The FASB authoritative guidance regarding fair value measurements establishes a fair value hierarchy and prioritizes the inputs used in valuation techniques that measure fair value. Those inputs are prioritized into three levels. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly at the measurement date. Level 3 inputs are unobservable inputs for the asset or liability at the measurement date. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
     The following table sets forth, by level within the fair value hierarchy, the Plan’s investments that were accounted for at fair value on a recurring basis as of December 31, 2009 and December 31, 2008. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	At Fair Value as of December 31, 2009
Recurring Fair Value Measures:	Level 1	Level 2	Level 3	Total

Investments:
National Fuel Gas Company ESOP Fund	$—	$127,486,995	$—	$127,486,995
Mutual Funds:
Vanguard 500 Index Fund	38,746,773	—	—	38,746,773
Vanguard Total Bond Index Market Fund	17,003,823	—	—	17,003,823
Vanguard Prime Money Market Fund	8,328,750	—	—	8,328,750
Vanguard Extended Market Index Fund	7,796,482	—	—	7,796,482
Vanguard European Stock Index Fund	7,747,864	—	—	7,747,864
Vanguard STAR Fund	7,553,569	—	—	7,553,569
Vanguard Pacific Stock Index Fund	3,708,822	—	—	3,708,822
Common/Collective Trust Fund:
Vanguard Retirement Savings Trust	—	17,739,498	—	17,739,498
Participant Loan Fund	—	—	2,536,291	2,536,291

Total	$90,886,083	$145,226,493	$2,536,291	$238,648,867

	At Fair Value as of December 31, 2008
Recurring Fair Value Measures:	Level 1	Level 2	Level 3	Total

Investments:
National Fuel Gas Company ESOP Fund	$—	$80,017,420	$—	$80,017,420
Mutual Funds:
Vanguard 500 Index Fund	31,292,575	—	—	31,292,575
Vanguard Total Bond Index Market Fund	15,671,130	—	—	15,671,130
Vanguard Prime Money Market Fund	7,877,263	—	—	7,877,263
Vanguard Extended Market Index Fund	4,961,834	—	—	4,961,834
Vanguard European Stock Index Fund	5,870,766	—	—	5,870,766
Vanguard STAR Fund	5,055,816	—	—	5,055,816
Vanguard Pacific Stock Index Fund	2,881,884	—	—	2,881,884
Common/Collective Trust Fund:
Vanguard Retirement Savings Trust	—	16,013,738	—	16,013,738
Participant Loan Fund	—	—	2,219,317	2,219,317

Total	$73,611,268	$96,031,158	$2,219,317	$171,861,743

     The fair value of the National Fuel Gas Company ESOP Fund reported in Level 2 is primarily based on the quoted market value of National Fuel Gas Company common stock as well as the value of cash positions, such as money market instruments, and receivables at the close of the Plan year. The mutual funds reported in Level 1 are Securities and Exchange Commission (SEC) registered investments. The fair values of the Plan’s mutual funds are based on quoted market prices as these instruments have active markets. The fair value of the Plan’s interest in investment contracts through a common/collective trust is based on information reported by the investment advisor using the audited financial statements of the common/collective trust at year-end. These audited financial statements reported the majority of the investments of the common/collective trust in Level 2, which was the lowest level of input significant to the fair value measurement. Participant loans are valued at their outstanding balances, an unobservable input, which approximates fair value.
     The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
     The table listed below provides a reconciliation of the beginning and ending balances for the Plan’s assets measured at fair value and classified as Level 3 for the year ended December 31, 2009.

Fair Value Measurements Using Unobservable Inputs (Level 3)	Participant Loans
Balance as of January 1, 2009	$2,219,317
Issuances, Repayments and Settlements, Net	316,974

Balance as of December 31, 2009	$2,536,291

NOTE 4 — INCOME TAXES
     The Internal Revenue Service has determined in a letter dated September 9, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Accordingly, no provision for income taxes has been recorded. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
     In June 2006, the FASB issued authoritative guidance concerning accounting for uncertainty in income taxes. This guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, and applies to all entities, including employee benefit plans. For employee benefit plans, the tax-qualified status of the plan itself is deemed to be an uncertainty, since events could potentially occur to jeopardize that tax-qualified status. This authoritative guidance became effective for the Plan as of January 1, 2009. As mentioned above, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, this guidance currently does not have an impact on the Plan’s financial statements.
NOTE 5 — PARTIES-IN-INTEREST
     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Investment income from parties-in-interest amounted to $6,133,300 and $6,786,536 for the years ended December 31, 2009 and December 31, 2008, respectively.
NOTE 6 – INVESTMENTS
     The following investments comprised more than 5% of Plan assets at:

	December 31,
	2009	2008
National Fuel Gas Company ESOP Fund	$127,486,995	$80,017,420
Vanguard 500 Index Fund	38,746,773	31,292,575
Vanguard Retirement Savings Trust	17,739,498	16,013,738
Vanguard Total Bond Market Index Fund	17,003,823	15,671,130
     The net appreciation (depreciation) in fair value of investments including realized gains (losses) on investments sold during the years ended December 31, 2009 and 2008 are as follows:

	For the Years Ended
	December 31,
	2009	2008
National Fuel Gas Company ESOP Fund	$47,843,031	$(37,157,342)
Vanguard 500 Index Fund	7,508,983	(19,558,240)
Vanguard Extended Market Index Fund	1,941,502	(3,337,771)
Vanguard European Stock Index Fund	1,590,727	(5,364,350)
Vanguard STAR Fund	1,116,364	(2,197,391)
Vanguard Pacific Stock Index Fund	540,539	(1,560,951)
Vanguard Total Bond Market Index Fund	272,612	(6,678)

	$60,813,758	$(69,182,723)

NOTE 7 – INVESTMENT PROGRAMS
     The funds listed below are the investment options for salary reduction contributions as of December 31, 2009.
     National Fuel Gas Company ESOP Fund:
     The National Fuel Gas Company ESOP Fund seeks long-term growth of capital. The fund invests in National Fuel Gas Company common stock to provide investors the possibility of long-term growth through increases in the value of the stock and the reinvestment of dividends. A small portion of the fund may also be invested in cash investments, such as money market instruments, to help accommodate daily transactions.
     Vanguard 500 Index Fund:
     The Vanguard 500 Index Fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.
     Vanguard Retirement Savings Trust:
     The Vanguard Retirement Savings Trust seeks to provide current and stable income, while maintaining a stable share value of $1. The fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities. The fund seeks to achieve its objective by diversifying among high credit-quality investments and investment contracts, which are structured to smooth market gains and losses over time.
     Vanguard Total Bond Market Index Fund:
     The Vanguard Total Bond Market Index Fund seeks to track the performance of a broad, market-weighted bond index. The fund employs a “passive management” or indexing investment designed to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Bond Index. This index measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States. This includes government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than one year.
     Vanguard European Stock Index Fund:
     The Vanguard European Stock Index Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of Europe. The fund employs a “passive management” or indexing investment approach by investing all, or substantially all, of its assets in the common stocks included in the Morgan Stanley Capital International (MSCI) Europe Index. The MSCI Europe Index is made up of common stocks of companies located in sixteen European countries, mostly companies in the United Kingdom, France, Switzerland, and Germany. Other countries represented in the index include Austria, Belgium, Denmark, Finland, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, and Sweden.
     Vanguard Extended Market Index Fund:
     The Vanguard Extended Market Index Fund seeks to track the performance of a benchmark index that measures the investment return of small and mid-capitalization stocks. The fund employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of small and medium sized U.S. companies. The Standard & Poor’s Completion Index contains all of the U.S. common stocks regularly traded on the New York and American Stock Exchanges, and the NASDAQ over-the-counter market, except those stocks included in the Standard & Poor’s 500 Index. The fund invests all, or substantially all, of its assets in stocks of its target index, with nearly 80% of its assets invested in the 1,200 largest stocks in its target index (covering nearly 80% of the index’s total market capitalization), and the rest of its assets in a representative sample of the remaining stocks.

     Vanguard Prime Money Market Fund:
     The Vanguard Prime Money Market Fund seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities. To be considered high-quality, a security generally must be rated in one of the two highest credit-quality categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security). If not rated, the security must be determined by Vanguard to be of quality equivalent to those in the two highest credit-quality categories. The fund will invest more than 25% of its assets in securities issued by companies in the financial services industry. The fund will maintain a dollar-weighted average maturity of 90 days or less.
     Vanguard STAR Fund:
     The Vanguard STAR Fund seeks to provide long-term capital appreciation and income. The STAR Fund invests in a diversified group of other Vanguard mutual funds, rather than in individual securities. The fund follows a balanced investment approach by placing 60% to 70% of its assets in common stocks through eight stock funds; 20% to 30% of its assets in bonds through two bond funds; and 10% to 20% of its assets in short-term investments through a short-term bond fund. The fund’s stock holdings emphasize large-capitalization stocks of domestic companies and, to a lesser extent, a diversified group of stocks in companies located outside the United States. The fund’s bond holdings focus predominately on short and long-term investment-grade corporate bonds and GNMA mortgage-backed securities.
     Vanguard Pacific Stock Index Fund:
     The Vanguard Pacific Stock Index Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of the Pacific region. The fund employs a “passive management” or indexing investment approach by investing all, or substantially all, of its assets in the common stocks included in the MSCI Pacific Index. The MSCI Pacific Index consists of common stocks of companies located in Japan, Australia, Hong Kong, Singapore, and New Zealand.
NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$238,552,218	$172,345,218
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	383,498	(209,352)

Net assets available for benefits per Form 5500	$238,935,716	$172,135,866

     The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Increase (decrease) in net assets available for benefits per the financial statements	$66,207,000	$(67,106,151)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	592,850	(322,184)

Increase (decrease) in net assets available for benefits per Form 5500	$66,799,850	$(67,428,335)

NOTE 9 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In June 2009, the FASB issued authoritative guidance that established the FASB Accounting Standards CodificationTM (the Codification) as the source of authoritative GAAP recognized by the FASB to be applied by all nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities law are also sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. The Codification was effective for interim and annual periods ending after September 15, 2009. Effective with these December 31, 2009 financial statements, the Plan has updated its disclosures to conform to the Codification. There has been no impact on the Plan’s financial statements as the Codification does not change or alter existing GAAP.

SCHEDULE I
NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
EIN: 13-1086010 PLAN No. 006
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date, Rate
	Borrower, Lessor	of Interest, Collateral, Par		(e) Current
(a)	or Similar Party	or Maturity Value	(d) Cost	Value
*	National Fuel Gas Company	ESOP Fund (3,580,660 units)	**	$127,486,995

	Mutual Funds:
*	Vanguard Group of	500 Index Fund
	Investment Companies	(377,391 units)	**	38,746,773

*	Vanguard Group of	Total Bond Market Index Fund
	Investment Companies	(1,642,881 units)	**	17,003,823

*	Vanguard Group of	Prime Money Market Fund
	Investment Companies	(8,328,750 units)	**	8,328,750

*	Vanguard Group of	Extended Market Index Fund
	Investment Companies	(238,643 units)	**	7,796,482

*	Vanguard Group of	European Stock Index Fund
	Investment Companies	(298,684 units)	**	7,747,864

*	Vanguard Group of	STAR Fund
	Investment Companies	(430,648 units)	**	7,553,569

*	Vanguard Group of	Pacific Stock Index Fund
	Investment Companies	(383,143 units)	**	3,708,822

		Total Vanguard Mutual Funds		218,373,078

	Common/Collective Trust (1):

*	Vanguard Group of	Retirement Savings Trust
	Investment Companies	(17,356,000 units)	**	17,739,498

*	National Fuel Gas Company
	Tax Deferred Savings Plan	Participant Loan Account
	For Non-Union Employees	(Interest rates range from 4.25% to 11.0%).		2,536,291

	TOTAL			$238,648,867

*	Denotes known party-in-interest to the Plan.

**	Investments are participant directed, thus cost information is not required.

(1)	The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity’s tax identification number is 23-2186884.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Name of Plan)

By	/s/ R.J. Tanski
R.J. Tanski
Treasurer and Principal Financial Officer

By	/s/ K.M. Camiolo
K.M. Camiolo
Controller and Principal Accounting Officer

Date: June 24, 2010

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm